May 19, 2006
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention: Ms. Linda VanDoorn, Senior Assistant Chief Accountant

RE:	Cousins Properties Incorporated Form 10-K for the year ended December 31, 2005 File No. 001-11312
Dear Ms. VanDoorn:
The following information is in response to your letter of April 24, 2006. The response is numbered to correspond to the numbered comments in your letter.
Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 45
1. Comment: We note from the cash flow statement that common and preferred dividends paid and distributions to minority partners have exceeded net cash provided by operating activities for the last three years. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay the dividends, which appears to be proceeds from investment property sales and distributions from unconsolidated joint ventures in excess of income.
Response: Over the past three years, we have paid dividends to common and preferred shareholders totaling $701 million. During that period, our taxable income was $677 million, and our net income under GAAP was $700 million. As a REIT, we are required to pay dividends of at least 90% of our taxable income, and it is generally prudent to pay dividends equal to or in excess of 100% of taxable income because any undistributed income can be subject to additional income and excise taxes. It has been our practice, consistent with the vast majority of other public REITs, to pay dividends equal to 100% of our taxable income in order to avoid these additional taxes.

Ms. Linda VanDoorn
May 19, 2006

During the last three years, a substantial portion of our taxable income has been generated from gains on sale of investment properties, which are not included in Cash Flows from Operating Activities. As a result, our total dividends and distributions to minority partners have exceeded our total Cash Flows from Operating Activities for the three-year period. This is generally the case for us (or any other REIT) during periods in which we sell significant assets.
Our $701 million of dividends over the past three years have included $456 million of special dividends resulting from gains on asset sales. Before we paid these special dividends, we conducted extensive financial modeling to evaluate our future cash needs. We determined that it was appropriate to return these gains to our shareholders instead of retaining these amounts for future capital requirements. One of the key elements of our corporate strategy is to capture value in mature assets when the real estate markets offer exceptional pricing, keeping what we need in order to fund our anticipated capital requirements and returning the rest to our shareholders. Returning the gains to our shareholders reduces the size of our equity capital base, which we believe will enable us to generate higher future returns for our shareholders. For a discussion of this strategy, please see the “Overview of Performance and Company and Industry Trends” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in each of our last three Annual Reports on Form 10-K. The 2004 discussion is particularly helpful in understanding our strategy on this subject due to the high level of asset sales we consummated in 2004.
Off Balance Sheet Arrangements, page 47
2. Comment: Refer to the guarantees described in the fourth paragraph on page 45. Tell us what consideration you gave to disclosing the company’s maximum exposure under these guarantees and why these guarantees were not included under the off balance sheet arrangement section on page 47. Refer to Item 303(a)(4)(ii) of Regulation S-K. In addition, tell us how the guidance of FIN 45 was considered relative to these guarantees.
Response: The guarantees referenced in the staff’s comment are non-recourse carve-out guarantees of mortgages held by certain joint venture properties, a loan guarantee at The Georgian project and a completion guarantee at CL Ashton. Below is a summary of each guarantee and the related FIN 45 considerations:
“Non-recourse carve-out” Guaranties: An institutional non-recourse commercial real estate loan typically includes certain exceptions, or “carve-outs,” to its non-recourse provisions, and often the lender will require the sponsors of the borrower to guarantee these “carve-outs.” These items typically relate to fraud, misapplication of insurance proceeds and certain environmental matters. We have provided “carve-out” guaranties of two joint venture loans, which had principal amounts totaling approximately $83 million at December 31, 2005. We have significant influence over the operations of both of these ventures. We determined that such guarantees are within the scope of FIN 45 based on paragraphs 3c and 3d of the standard. In our judgment, it would be extremely unlikely

Ms. Linda VanDoorn
May 19, 2006

for us to incur any liability under these guaranties, and for this reason, we determined that the fair value of the guarantee would be insignificant and, accordingly, that no amounts should be recorded in our financial statements for these guarantees under FIN 45.
The Georgian Guaranty: This is a guaranty by Temco Associates, LLC (“Temco”) of a loan made to New Georgian, LLC with an outstanding balance of $879,000 at December 31, 2005. Temco is a 50%-owned, unconsolidated subsidiary of Cousins, and New Georgian is a 75%-owned subsidiary of Temco. This is a guaranty by one of our unconsolidated subsidiaries of the obligations of one of its unconsolidated subsidiaries, and therefore any amounts recorded under FIN 45 would have an inconsequential effect on our consolidated financial statements.
CL Ashton Guaranty: This also is a guaranty by one of our unconsolidated subsidiaries of the obligations of one of its unconsolidated subsidiaries. In this case, CL Realty, L.L.C. (CL Realty”), a 50%-owned, unconsolidated subsidiary, guaranteed certain obligations of CL Ashton Woods, LP, an 80%-owned subsidiary of CL Realty. This is a guaranty by one of our unconsolidated subsidiaries of the obligations of one of its unconsolidated subsidiaries, and therefore any amounts recorded under FIN 45 would have an inconsequential effect on our consolidated financial statements.
Note 1. Significant Accounting Policies
Multi-Family Residential Sales, page F-12
3. Comment: Please explain to us more fully how you apply the percentage of completion method to your condominium sales. Specifically identify the numerator and denominator of the ratio you are using as well as the base to which the ratio is applied in determining percentage of completion. In addition, clarify the average duration between the signing of a sales contract and the receipt of the down payment and the delivery and occupancy of a condominium unit. Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraphs 12 and 37(d) of SFAS 66.
Response: We have recently entered the condominium development business and have two developments in process: the 905 Juniper project (“905 Juniper”) in Midtown Atlanta, Georgia and the 50 Biscayne project (“50 Biscayne”) in Downtown Miami, Florida. 905 Juniper is held in a limited liability corporation in which we hold a 72% ownership percentage, and we consolidate this entity. 50 Biscayne is held in a limited partnership in which we indirectly hold a 40% ownership percentage, and we account for this investment under the equity method. The application of the percentage of completion method to the sale of condominium units is the same for 905 Juniper and 50 Biscayne. Our reference to “we” or “us” in the following paragraphs is in the context of both the 905 Juniper and 50 Biscayne projects.

Ms. Linda VanDoorn
May 19, 2006

We apply the percentage of completion method to the condominium units on a unit by unit basis when we have met the requirements of paragraph 37 of SFAS No. 66. In determining the percentage of completion, we take the total project costs that have been incurred to date (including land costs, hard construction costs, and certain indirect project costs such as capitalized interest and development department salaries) and divide this by the total estimated project costs. This ratio is then applied to the total sales price of units that qualify for percentage of completion to determine the revenue to be recognized for the period. This same ratio is also applied to total estimated project costs to be allocated to those units to determine the related costs of sales.
The periods between the date of the signing of a sales contract and the date of the receipt of the full down payment vary by contract and by market; however, in no cases do we commence percentage of completion accounting without the receipt of a non-refundable deposit meeting the minimum initial investment criteria of paragraph 54 of SFAS No. 66. The average period between the receipt of the deposit and the projected closing date for units in 905 Juniper and 50 Biscayne is 18 months and 30 months, respectively.
In assessing the collectibility of sales prices of condominium units subject to percentage of completion, we first consider the level of initial investment in accordance with paragraph 54 of SFAS No. 66. We do not believe that the continuing investment criteria set forth in paragraph 12 of SFAS No. 66 applies to our evaluation of continuing investment as it addresses situations where there are “contractually required payments by the buyer on its debt,” and, in our case, there is no debt between us and the buyers. Instead, the factors that we consider on a continuing basis in order to ensure that the sales prices are collectible include the following:
The level of initial investment and the results of the application process. The non-refundable deposits that we collect on units for which we are recognizing revenue on a percentage of completion basis range from 5% to 20% of the sales prices, which are equal to or in excess of the initial investment requirements set forth in paragraph 54 of SFAS No. 66. We generally believe that the deposits collected at this level, along with the other qualitative factors discussed below, are a strong indication that the collectibility of the full sales price at closing is reasonably assured.
At 50 Biscayne, the non-refundable deposits that we have collected on the units for which we are recognizing revenue on a percentage of completion basis are 20% of the sales price. The sales prices range from $164,000 to $810,000 per unit, with the non-refundable deposits (for units utilizing the percentage-of-completion method) ranging from $33,000 to $162,000.
At 905 Juniper, the non-refundable deposits that we have collected on the units for which we are recognizing revenue on a percentage of completion basis range from 5% to 12% of the sales price. The sales prices range from $177,000 to $1.0 million per unit, with the non-refundable deposits ranging from $9,000 to $114,000. Additionally, as part of a prospective buyer’s application process we obtained a pre-qualification letter from an approved lender based on a credit report and self-reported earnings. For any sales not

Ms. Linda VanDoorn
May 19, 2006

expected to be financed with a loan from a third party, we obtained funds verification documentation from a bank or financial institution.
The market conditions and status of ongoing activity at each of our developments at each reporting date. We assess the demand at each of our developments at the time we initially begin recognizing revenue using the percentage of completion method and on an ongoing basis. 905 Juniper was 86% pre-sold as of the date that we commenced percentage of completion accounting and 99% pre-sold as of March 31, 2006. 50 Biscayne was 100% pre-sold as of the date that we commenced percentage of completion accounting and 100% pre-sold as of March 31, 2006. Demand continues to be strong for each of these developments. In April 2006, we began closing the sale of units at 905 Juniper; to date, we have closed 62 of the 93 units and expect to complete closings of all but one of the units by the end of the second quarter. We have had only one contract cancelled due to the inability of the buyer to obtain financing. Within two weeks, the unit was resold to a different buyer at a price 12% higher than the previous contract price. At 50 Biscayne, there have been no defaults on any contracts, and 7 of the units we have sold to third parties have been re-sold on the secondary market at an average of $94 per square foot, or approximately 25%, in excess of our contract price.
Based on the results of this assessment process, and based on the success that our development partners have had in their history of developing similar projects, we have concluded both at the point in time when we commenced percentage of completion accounting and at each reporting date thereafter, that the collectibility of the full sales price at closing on the applicable units is reasonably assured and that percentage of completion accounting is appropriate under paragraph 37 of SFAS No. 66.
Note 11. Reportable Segments, pages F-36 — F-40
4. Comment: Refer to the second paragraph on page F-36. We note that you included $5 million in income related to the sale of real estate in determining funds from operations for 2005. Given that gains on depreciable property are generally excluded in determining funds from operations, clarify to us the nature of the investment and why you determined this gain should be included in FFO.
Response: In 2004, we received a partnership interest in Deerfield Towne Center, LLC (“Deerfield”) in exchange for our assistance in obtaining a lease for a project being developed by Deerfield. Our interest was unique in that we contributed no capital to Deerfield; we were under no obligation to make capital contributions to fund operations of Deerfield or to guarantee any obligations of Deerfield; we were not to be allocated any losses of Deerfield; but we were to receive 10% of the positive cash flows of Deerfield. Therefore, our interest in Deerfield was not consistent with a typical interest in a real estate joint venture with the usual risks and rewards of an equity ownership interest. The nature of the investment was more aligned with a profits interest or contingent fee arrangement than an indirect investment in real estate.

Ms. Linda VanDoorn
May 19, 2006

We concluded that the $5 million in distributions we received from the sale of the building sold by Deerfield should be considered Funds From Operations based on the unique nature of the investment and because the substance of this distribution was more aligned with a deferred leasing commission or development fee than our portion of a gain on the sale of depreciable real estate. In note 11, we disclosed that we modified our NAREIT defined calculations to include this amount in FFO.
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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 770-857-2416 with further questions concerning this letter and to confirm that the staff agrees with our response to the staff’s comments.
Sincerely,
/s/ James A. Fleming
James A. Fleming
Executive Vice President
and Chief Financial Officer